Mail Stop 3561

October 6, 2006

Fred J. Fowler
Chief Executive Officer
Gas Spinco, Inc.
5400 Westheimer Court
Houston, TX 77056

> **Re:** **Gas Spinco, Inc.**
> **Registration Statement on Form 10**
> **Filed September 7, 2006**
> **File No. 1-33007**

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you may include artwork. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the registration statement.

2. In an appropriate section, please describe the recent sale to Duke Energy of 1,000 shares of Gas Spinco, as disclosed on page F-4. Refer to Item 701 of Regulation S-K.

3. Please revise throughout the registration statement, as applicable, to ensure that your disclosure is accurately updated and reflects the current status of your operations. For example, your disclosure under "Other Issues" on page 131 appears to discuss the upcoming merger between Duke Energy and Cinergy, which has already been consummated.

Industry Data, page i

4. We note your representation that some of the information in the registration statement is based on independent trade associations, industry publications and surveys, and that you have not independently verified the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Summary, page 1

Our Business Strategies, page 2

5. Please define "MLP" and "Canadian Income Trusts."

Risk Factors, page 20

6. Please revise your risk factor headings to concisely state the specific material risk to your company or investors and the consequences should that risk factor occur. Please avoid simply referring to a fact about your company or a future event in your headings. Furthermore, stating that the risk may adversely or negatively affect your business does not adequately address the potential consequences.

7. In general, information that may be readily transferable to other documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to potential investors. For example, we note the following risk factors:

- Our results of operations may be negatively affected…, page 20;
- We are exposed to credit risks of counterparties, page 22;
- Poor performance of pension plan holdings…, page 25; and
- Potential terrorist activities or military or other actions…, page 25.

If you elect to retain these risk factors in your registration statement, you must clearly explain how they specifically or uniquely apply to your company, industry, etc. Again, these are only a few examples. Please revise accordingly throughout.

8. Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "[b]usiness, financial condition and results of operations" or other similar language. For example, we refer you to the first risk factor on page 21. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

9. Some of your risk factors appear overly lengthy and should be shortened to concisely disclose the material risk. For example, we note the following risk factors:

  - We are subject to numerous environmental laws and regulations…, page 22;
  - If the distribution, together with certain related transactions…, page 28; and
  - GasCo and Duke Energy might not be able to engage…, page 29.

Our investments and projects located in Canada expose us to fluctuations…, page 21

10. Please note that disclosure aimed at mitigating the risk disclosed is inappropriate for the risk factor section. Accordingly, please revise, here and throughout the risk factor section, to remove your discussion of the actions that you undertake to mitigate the risk(s).

Our natural gas gathering and processing operations are subject…, page 21

11. Please revise to eliminate your use of acronyms, here and throughout the risk factor section.

Forward-Looking Statements, page 33

12. Please delete the reference to the forward-looking safe harbor provided under the Private Securities Litigation Reform Act of 1995. This safe harbor provision is inapplicable to a Form 10 registration statement filed by a registrant that is not yet an Exchange Act reporting company. Refer to Section 21E(a)(1) of the Exchange Act.

The Separation, page 35

Certain U.S Federal Income Tax Consequences…, page 40

13. Please revise to update the status of the IRS private letter ruling.

Conditions to the Distribution, page 42

14. We note your disclosure that if permissible under the Separation and Distribution
    Agreement, certain of the conditions to the distribution may be waived by Duke
    Energy. Please expand your disclosure to indicate which conditions may be waived
    by Duke Energy and the requirements that must be satisfied under the Separation
    and Distribution Agreement to permit a waiver by Duke Energy.

Pro Forma Condensed Statement of Operations, page 49

15. Please enhance your note disclosure to clearly indicate what operating costs you
    intend to have as a new stand alone entity. Please discuss and disclose any
    incremental costs associated with operating as a separate public company that you
    may incur. Please discuss the impact of the "transition" service arrangement which
    you discuss on page 189. See SAB Topic 1.B.2.

Pro Forma Condensed Consolidated Balance Sheet, page 55

16. We note your discussion on page 186 related to the assumption of certain
    contingent and other corporate liabilities of Duke Energy or its subsidiaries. In this
    regard, please explain if the pro forma adjustments reflect any contingent liabilities
    or whether you believe any disclosure is necessary.

17. We understand that the DEFS deconsolidation has increased your equity in earnings
    of unconsolidated affiliates. We assume your other material equity method
    investment relates to Gulfstream which was historically classified as part of your
    natural gas transmission business. We note that the equity in earnings of
    unconsolidated affiliates disclosed on page F-55 appears significant to your pro
    forma income from continuing operations. Please explain if Gulfstream, or any
    other equity method investments, meet the significance tests as defined in 1-02w of
    Regulation S-X using your pro forma assets in your tests.

Management's Discussion and Analysis of Pro Forma Results of Operations…, page 61

18. Please describe Gas Spinco's plan of operation as a separate company after the
    spin-off, including any expected changes in its operations.

19. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on net sales or revenues or income from continuing operations. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Pro Forma Segment Results, page 62

20. Please note your use of consolidated segment measure EBIT here and in other sections of your Form 10 when discussing segment results. Please note that this is a non-GAAP financial measure since the measure is a GAAP measure only within the context of SFAS no. 131 with attendant reconciliation in the financial statements. As such, please clarify and expand your disclosures required by Item 10(e)(1)(i) of Regulation S-K and the disclosures referenced in Question 19 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Pro Forma Liquidity and Capital Resources, page 64

21. Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please also describe any known material trends, favorable or unfavorable, in your capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. See Item 303(a)(1) and (2) of Regulation S-K.

Pro Forma Quantitative and Qualitative Disclosures about Market Risk, page 65

22. We note that approximately 63% of your pro forma consolidated revenues come from Canadian based operations. In this regard, please include a pro forma sensitivity analysis that shows the impact of changes in the Canadian Dollar on pro forma revenues and net income. If not material, please quantify.

Credit Risk, page 86

23. Please explain in detail why you believe a loss under the Hidalgo lease payment guarantee obligation is not probable. Please discuss the status of the issue to date and revise to provide your substantive reasons supporting your position.

Year Ended December 31, 2005 as Compared to December 31, 2004, page 100

24. You cite the deconsolidation of DEFS as a factor causing 2005 to be not comparable to 2004 yet you do not quantify the effect. You may want to present a table that summarizes the effects on each line item or indicate in the line item discussion the amount due to deconsolidation. The objective of this comment is for an investor to analyze how the reduction to 50% of DEFS impacted the financial statements including net income. Since you only presented one year of DEFS financial statements, it is not clear what the year to year impact of DEFS inclusion/exclusion would be on Duke Capital, LLC.

Critical Accounting Policies and Estimates, page 111

Risk Management Accounting, page 112

25. We understand that the accrual method you refer to does not necessarily reflect the fair value of various contracts on your financial statements, for example normal purchase sales contracts. In this regard, it would be helpful if you revise future disclosure to provide a sensitivity analysis which quantifies in some fashion the impact of commodity prices on your accrual contracts.

Business, page 135

26. Please include a discussion of your corporate history. Further, please describe any anticipated material acquisitions or changes in your business after the spin-off.

Our Company, page 135

27. Please define any industry-specific or technical terms the first time they appear so that they are easily understood by one not familiar with your industry. For example, we note your use of "throughput," "TBtu," etc. Please revise here and throughout your document accordingly.

Our natural gas transmission and storage strategies, page 138

28. We note your disclosure, "The attractive nature of the source and end use markets served by our pipeline asset base generally provides us with a competitive advantage in capturing new transportation volumes." Please expand your disclosure to more clearly explain what you mean by this claim.

29. We refer you to the third paragraph of this section. It appears that you have not described the "demand push" prong of your growth strategy. Please expand your disclosure to describe the "demand push" prong. If the "demand push" strategy is a

part of the "market pull" strategy, please revise for clarification. Also, please revise to briefly define a "gas market point." Further, in the fourth paragraph, please revise to more clearly explain what you mean by "[r]ather than go the 'last mile' to the end user market."

Our natural gas gathering and processing strategies, page 140

30. We note your disclosure that DEFS is "[t]he largest gatherer of raw natural gas and the largest producer and one of the largest marketers of NGLs in the United States," and that with your Canadian BC Field Services and Midstream operations, you are the "[l]argest sour gas processor in Canada." We also note disclosure in the fourth paragraph where you refer to your "[l]eading position in the gathering and processing industry…." Please provide bases or sources for these statements and any other similar types of statements or claims.

Competition, page 151

31. Please expand your disclosure to clearly indicate your competitive position within the natural gas transmission business. In this regard, we note your disclosure that the principal elements of competition are "[r]ates, terms of service, flexibility and reliability of service." Please clarify your competitive position regarding each of these categories as compared to your competitors. Please also revise your "Competition" disclosure for the other segments, to the extent applicable.

Supplies and Raw Materials, page 157

32. In an appropriate section, please identify any major suppliers or customers.

Management, page 166

33. Please expand the business experience descriptions of William S. Garner and Paul M. Anderson to describe the nature of business of Petrie Parkman & Co. and BHP Billiton, respectively. Further, please revise Paul M. Anderson's business experience description to indicate the date Mr. Anderson began working for BHP Billiton and his business experience between July 2002 and November 2003.

Board of Directors Following the Separation, page 166

34. Please disclose any arrangements to select directors, if applicable. See Item 401(a) of Regulation S-K.

Employment Contracts and Termination of Employment…, page 173

35. We note your disclosure in the first paragraph of this section that you expect, but cannot be certain, that the agreements will be terminated effective as of the distribution. Please expand your disclosure to more clearly explain the reasons for the uncertainty and briefly discuss the implications of the continued existence of the agreements should they not terminate as of the distribution.

Certain Relationships and Related Party Transactions, page 185

36. Please describe any payments or fees in connection with each agreement. In this regard, we note your statement on page 11 that the separation will cost $200 million. In an appropriate section, further describe the costs of the separation.

Description of Material Indebtedness, page 199

Available Credit Facilities and Restrictive Debt Covenants, page 200

37. Please further describe and quantify any restrictive or financial covenants and any financial ratios that you will be required to maintain.

Notes to Consolidated Financial Statements, page F-13

Note 9. Goodwill, page F-52

38. Footnote (b) indicates purchase price adjustments have been to certain prior year acquisitions in 2004 and 2005. Please provide us a summary of each purchase price adjustment. Please ensure we understand the nature of any pre-acquisition contingencies including the specific information you had arranged to obtain, that was obtainable, the date such adjustment was made and the date the related acquisition closed. We may have further comment.

Note 10. Field Services, page F-53

39. It appears your pre-tax gains on the sale of TEPPCO GP and your limited partner interests in TEPPCO approximate the sales proceeds. If our understanding is not correct, please clarify it. Otherwise, help us understand the reason(s) for the lack of carrying value of the TEPPCO partnership interests. Please tell us how your interests in the TEPPCO Partners, LP was acquired. In this regard, advise whether any goodwill on DEFS books relates to the TEPPCO interests sold. In this regard, we note on page F-162 DEFS goodwill of $452 million at the beginning of 2005 and $421 million at the end. On a related point, we assume TEPPCO was always accounted for as an equity investee. If so, please advise why it was treated an equity investee given DEFS's general and limited partnership interests.

40. We note you disclose the IPO of DCP Midstream Partners, LP here and the SAB 51 implications on page F-152. Please help us understand your thought process in not recording the increase in equity that resulted from sale of LP units. In this regard, please explain in detail the nature of the multiple classes of outstanding securities that are convertible into common equity and how that impacts your SAB 51 analysis.

Note 19. Employee Benefit Plans, page F-87

41. Please tell us what you are relying upon in providing reduced pension plan disclosure. It appears Duke Capital's pension plan is similar multiple-employer plans as discussed in paragraph 71 of SFAS no. 87 and as such should be providing full pension disclosures required by SFAS nos. 87 and 132. We presume that the registrant, when capitalized, will have a separate pension plan along with all the disclosures required by GAAP. If otherwise, please advise. We may have further comment.

TEPPCO Partners LP Financial Statements, page F-175

42. Please tell us the reasons you have presented the above financial statements in the registration statement. We understand the above entity is an equity investee of DEFS which is an equity investee of Duke Capital. If you are presenting financial statements to comply with Rule 3-09 or Regulation S-X, show us your significance calculations including how you determined the denominator of the aforementioned test. Please also address whether TEPPCO Partners LP will be a significant equity investee of Gas Spinco Inc as reconstituted.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: P. Gifford Carter, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Fax: (917) 777-3439

        J.A. Glaccum, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Fax: (202) 661-0517